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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              CHILES OFFSHORE, INC.
                             -----------------------
                                (Name of Issuer)


                     Common Stock. $0.01 par value per share
                    -----------------------------------------
                         (Title of Class of Securities)


                                    16888M104
                                   -----------
                                 (CUSIP Number)


Patricio Alvarez Morphy Camou                 With a copy to:
c/o Perforadora Central, S.A. de C.V.         Neal D. Hobson
Montes Urales 520                             Milling Benson Woodward, L.L.P.
Lomas de Chapultepec                          909 Poydras Street, Suite 2300
Mexico, 11000, D.F.                           New Orleans, Louisiana 70112-1010
011 (525) 284-2958                            (504) 569-7000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 25, 2001
             ------------------------------------------------------
             (Date of Event which Requires Filing of the Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box. [ ].


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                                  SCHEDULE 13D

CUSIP No. 16888M104

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1.       NAME OF REPORTING PERSON

         Patricio Alvarez Morphy Camou
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          a. [X] b. [ ]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         PF (Personal Funds)
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

         [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico City, Mexico
--------------------------------------------------------------------------------
NUMBER OF                  7.       SOLE VOTING POWER
SHARES
BENEFICIALLY                        1,034,802 shares
OWNED BY EACH              -----------------------------------------------------
REPORTING                  8.       SHARED VOTING POWER
PERSON WITH

                           -----------------------------------------------------
                           9.       SOLE DISPOSITIVE POWER

                                    1,034,802 shares
                           -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,034,802 shares
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

         [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.1%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN (Individual)



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                                  SCHEDULE 13D

CUSIP No. 16888M104

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1.       NAME OF REPORTING PERSON

         Luis Alvarez Morphy Camou
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          a. [x] b. [ ]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

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4.       SOURCE OF FUNDS

         PF (Personal Funds)
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

         [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico City, Mexico
--------------------------------------------------------------------------------
NUMBER OF                  7.       SOLE VOTING POWER
SHARES
BENEFICIALLY                        822,434 shares
OWNED BY EACH              -----------------------------------------------------
REPORTING                  8.       SHARED VOTING POWER
PERSON WITH

                           -----------------------------------------------------
                           9.       SOLE DISPOSITIVE POWER

                                    822,434 shares
                           -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         822,434 shares
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

         [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.0%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN (Individual)



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                                  SCHEDULE 13D

CUSIP No. 16888M104

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1.       NAME OF REPORTING PERSON

         Javier Alvarez Morphy Camou
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          a. [X] b. [ ]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         PF (Personal Funds)
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

         [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico City, Mexico
--------------------------------------------------------------------------------
NUMBER OF                  7.       SOLE VOTING POWER
SHARES
BENEFICIALLY                        822,434 shares
OWNED BY EACH              -----------------------------------------------------
REPORTING                  8.       SHARED VOTING POWER
PERSON WITH

                           -----------------------------------------------------
                           9.       SOLE DISPOSITIVE POWER

                                    822,434 shares
                           -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         822,434 shares
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

         [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.0%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN (Individual)



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                                  SCHEDULE 13D

CUSIP No. 16888M104

ITEM 1. SECURITY AND ISSUER.

This states relates to shares of common stock, par value $0.01 per share (the "Common Stock") of Chiles Offshore, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 11200 Richmond Avenue, Suite 490, Houston, Texas 77082.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This statement is being filed jointly by Patricio Alvarez Morphy Camou, Luis Alvarez Morphy Camou and Javier Alvarez Morphy Camou (collectively, the "Reporting Persons"), who are brothers.

(b) The business address of all Reporting Persons is c/o Perforadora Central S.A. de C.V., Montes Urales 520 Lomas de Chapultepec, Mexico 11000, D.F.

(c) The occupation of Patricio Alvarez Morphy Camou is President of Perforadora Central S.A. de C.V. The occupation of Luis Alvarez Morphy Camou is Director and Vice President of Finance of Perforadora Central S.A. de C.V. The occupation of Javier Alvarez Morphy Camou is Vice President of New Projects of Perforadora Central S.A. de C.V.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding.

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons are each Mexican citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                                See Item 4 below.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons are the controlling shareholders of Perforadora Central, S.A. de C.V. ("Perforadora"), a corporation organized under the laws of Mexico, and were also the controlling shareholders of Grupo Industrial Atlantida, S.A. de C.V. ("GIA"), also a Mexican corporation. Perforadora was the owner of a jack- up drilling rig named the Tonala (together with all related spare parts and equipment appertaining to the Tonala)(the "Rig"). On July 20, 2000, Perforadora, GIA, the Reporting Persons, Enrique Chavez Quintana and Chiles Offshore, L.L.C. (now the Company), entered into an agreement (the "Tonala Agreement") pursuant to which the Reporting Persons and Enrique Chavez Quintana would, through a series of transactions in Mexico and the United States, transfer ownership of the Rig to the Company through a merger, in exchange for 2,679,723 shares of the Company (53 of which went to Enrique Chavez Quintana). Upon completion of the transactions contemplated by the Tonala Agreement, the Company had 20,366,964 common shares issued and outstanding, of which the Reporting Persons hold approximately 13%. The agreements evidencing the series of transactions are attached hereto as Exhibits 2 - 4 and incorporated herein by reference.


There was no cash consideration given by the Reporting Persons in exchange for their shares of Common Stock. Rather, the Reporting Persons exchanged their interests in the parent of the company which owned




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                                  SCHEDULE 13D

CUSIP No. 16888M104

the Rig in exchange for their shares of Common Stock and the Company's assumption of approximately $64.6 million of debt guaranteed by the U.S. Maritime Administration ("MARAD"). The ultimate transfer of ownership of the Rig to the Company was accomplished by the merger of the parent of the Rig owner, GIA2, Inc., wholly owned by the Reporting Persons and Enrique Chavez Quintana, into the Company.

Pursuant to the terms of the Tonala Agreement, Patricio Alvarez Morphy Camou and Luis Alvarez Morphy Camou were elected to the Board of Directors of the Company.

All of the shares of Common Stock reported herein were acquired for investment purposes. The Reporting Persons may acquire or dispose of securities of the Company, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the Reporting Persons' evaluation of the performance and prospects of the Company, and upon other developments and circumstances, including, but not limited to, general economic and business conditions, stock market conditions and the interpretation of the factors which cause a company to qualify as an investment company under the Investment Company Act of 1940, as amended.

Except as described herein, the Reporting Persons have no present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (4) of Schedule 13D. However, the Reporting Persons will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more of such actions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date hereof, Patricio Alvarez Morphy Camou is the direct record and beneficial owner of 1,034,802 shares of Common Stock, which constitute approximately 5.08 % of the 20,366,964 outstanding shares of Common Stock as of June 25, 2001. As of the date hereof, Luis Alvarez Morphy Camou is the direct record and beneficial owners of 822,434 shares of Common Stock, which constitute approximately 4.04 % of the 20,366,964 outstanding shares of Common Stock as of June 25, 2001. As of the date hereof, Javier Alvarez Morphy Camou is the direct record and beneficial owners of 822,434 shares of Common Stock, which constitute approximately 4.04 % of the 20,366,964 outstanding shares of Common Stock as of June 25, 2001. Together, the Reporting Persons are the direct record and beneficial owners of 2,679,670 shares of Common Stock, which constitute approximately 13.16% of the 20,366,964 outstanding shares of Common Stock as of June 25, 2001.

(b) The Reporting Persons each have sole power to vote or direct the vote, and to dispose or to direct the disposition of their respective shares of Common Stock.

(c) Except as described in Item 4 above, there have not been any transactions in the shares of Common Stock effected by or for the account of any of the Reporting Persons during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e) Not applicable.





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                                  SCHEDULE 13D


CUSIP No. 16888M104

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                                See Item 4 above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         1.       Joint Filing Agreement, dated as of July 25, 2001.

         2. Agreement with Respect to Ownership of the Tonala, dated as of July 20, 2000, by and between Chiles Offshore, LLC, Perforadora Central, S.A. de C.V., Grupo Industrial Atlantida, S.A. de C.V., Patricio Alvarez Morphy, Javier Alvarez Morphy, Luis Alvarez Morphy and Enrique Chavez Quintana.(originally filed with the Securities and Exchange Commission by Chiles Offshore, Inc. on July 24, 2000, as Exhibit 10.22 to Form S-1A dated July 21, 2000, and incorporated herein by reference).

         3. Amendment No. 1 to Agreement with Respect to Ownership of the Tonala, dated November 10, 2000, by and between Chiles Offshore, Inc., Perforadora Central, S.A. de C.V., Grupo Industrial Atlantida, S.A. de C.V., Patricio Alvarez Morphy, Javier Alvarez Morphy, Luis Alvarez Morphy and Enrique Chavez Quintana (originally filed with the Securities and Exchange Commission by Chiles Offshore, Inc. on November 14, 2000, as
                  Exhibit 10.3 to Form 10-Q dated November 14, 2000, and incorporated herein by reference).

         4. Agreement and Plan of Merger by and between GIA2, Inc. and Chiles Offshore, Inc., dated as of July 25, 2001.



                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: August 2, 2001                    /s/   Patricio Alvarez Morphy Camou
                                         ---------------------------------------
                                         Patricio Alvarez Morphy Camou

Dated: August 2, 2001                    /s/   Javier Alvarez Morphy Camou
                                         ---------------------------------------
                                         Agent for Luis Alvarez Morphy Camou

Dated: August 2, 2001                    /s/   Javier Alvarez Morphy Camou
                                         ---------------------------------------
                                         Javier Alvarez Morphy Camou



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                                  SCHEDULE 13D


CUSIP No. 16888M104

                                  EXHIBIT INDEX

Exhibit 1.        Joint Filing Agreement, dated effective of July 25, 2001.

Exhibit 2. Agreement with Respect to Ownership of the Tonala, dated as of July 20, 2000, by and between Chiles Offshore, LLC, Perforadora Central, S.A. de C.V., Grupo Industrial Atlantida, S.A. de C.V., Patricio Alvarez Morphy, Javier Alvarez Morphy, Luis Alvarez Morphy and Enrique Chavez Quintana (originally filed with the Securities and Exchange Commission by Chiles Offshore, Inc. on July 24, 2000, as Exhibit 10.22 to Form S-1A dated July 21, 2000, and incorporated herein by reference).

Exhibit 3. Amendment No. 1 to Agreement with Respect to Ownership of the Tonala, dated November 10, 2000, by and between Chiles Offshore, Inc., Perforadora Central, S.A. de C.V., Grupo Industrial Atlantida, S.A. de C.V., Patricio Alvarez Morphy, Javier Alvarez Morphy, Luis Alvarez Morphy and Enrique Chavez Quintana (originally filed with the Securities and Exchange Commission by Chiles Offshore, Inc. on November 14, 2000, as
                  Exhibit 10.3 to Form 10-Q dated November 14, 2000, and incorporated herein by reference).

Exhibit 4. Agreement and Plan of Merger by and between GIA2, Inc. and Chiles Offshore Inc., dated as of July 25, 2001.




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